RTN STEALTH SOFTWARE INC.

5250 Satellite Drive, Unit 22

Mississauga, Ontario L4W 5G5

Tel: 905-629-1333 Fax: 905-629-3222

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

For Immediate Release December 14, 2010

RTN Stealth Moves to

Address Liquidity Issues

MISSISSAUGA, ON, Dec. 14 /CNW/ - Michael Boulter, President, COO and interim CEO of

RTN Stealth Software Inc. (the "Company" or "RTN Stealth") advised today that the

Company is facing immediate liquidity challenges in its operations and has also entered into discussions with its principal creditors whose loans to the Company which, due to the

Company's current inability to meet its obligations as they come due, have recently been noted in default.

"The Board of Directors of the Company met late last week to review all of the Company's liquidity challenges, including the need to resolve its continuing loan defaults," Mr. Boulter stated. "In addition to urgent short-term cash flow requirements requiring resolution in the amount of approximately $500,000, the Company has outstanding indebtedness in the principal amount of US$2,407,212, together with interest accruing thereon at the rate of

Prime + 1%, which is now due and payable to the creditors but which the Company is not currently in a position to repay", he noted.

"The Company simply cannot continue to operate without fresh funding", Mr. Boulter stated.

"Discussions with investors and creditors are continuing under the guidance and leadership of our Board", he added. "We are working hard to achieve a speedy resolution of the

Company's liquidity challenges and will keep stakeholders fully informed as the situation develops".

For additional information about RTN Stealth Software Inc., please contact us at (905) 629‐1333 or visit us at www.rtnstealth.com.

Except for historic information, the matters discussed in this document contain certain forward-looking statements.

These statements involve known and unknown risks, delays, uncertainties and other factors not under the

Corporation’s control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward-looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.